As filed with the Securities and Exchange Commission on September 16, 2005

File Nos. 333-91856 and 811-21141

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 7	[X]
 AND/OR
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 10	[X]

MDT FUNDS
(Exact Name of Registrant as Specified in Charter)

125 CambridgePark Drive
Cambridge, MA 02140
(Address of Principal Executive Offices) (Zip Code)

(617) 234-2200
(Registrant’s Telephone Number, Including Area Code)

John Sherman
125 CambridgePark Drive
Cambridge, MA 02140
(Name and Address of Agent for Service)

Copies to:

Julie Allecta, Esq.
Paul, Hastings, Janofsky & Walker, LLP
55 Second Street, 24th Floor
San Francisco, CA 94105

As soon as practicable after this Registration Statement is declared effective.
(Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective (check appropriate box):

[X]  immediately upon filing pursuant to paragraph (b).
[   ]  on ____________ pursuant to paragraph (b).
[   ]  60 days after filing pursuant to paragraph (a)(1).
[   ]  on (date) pursuant to paragraph (a)(1).
[   ]  75 days after filing pursuant to paragraph (a)(2).
[   ]  on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate check the following box:

[   ]  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This amendment consists of the following:

(1) Facing sheet of the Registration Statement
(2) Part C of the Registration Statement (including signature page)

The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 6 to this Registration Statement filed on August 26, 2005 (as supplemented).

This amendment is being filed in order to file as Exhibit 99.i, the Opinion and Consent of Counsel and Exhibit 99.m.ii, the Amended Rule 12b-1 Plan.

MDT FUNDS
PART C

OTHER INFORMATION

Item 23. Exhibits.

(a)	Declaration of Trust
(i) Certificate of Trust (1)
(ii) Agreement and Declaration of Trust (2)
(b)	Bylaws (2)
(c)	Instruments Defining Rights of Security Holders — Incorporated by reference to the Agreement and Declaration of Trust.

(d)	Investment Advisory Agreement
(i)	Investment Advisory Agreement for the MDT All Cap Core Fund, the MDT Balanced Growth Fund and the MDT Short Term Bond Fund (3)

(ii)
Investment Advisory Agreement for the MDT Tax Aware/All Cap Core Fund, the MDT Large Growth Fund, the MDT Mid Cap Core Fund, the MDT Small Cap Core Fund, the MDT Small Cap Growth Fund and the MDT - Small Cap Value Fund (6).

(e)	Underwriting Agreement (6)
(f)	Bonus or Profit Sharing Contracts — Not applicable.
(g)	Custody Agreement (6).
(h)	Other Material Contracts
(i)	Fund Administration Servicing Agreement (6)
(ii)	Transfer Agent Servicing Agreement (6)
(iii)	Fund Accounting Servicing Agreement (6)
(iv)	Power of Attorney (2)
(v)	Operating Expenses Agreement
(1)	Operating Expense Agreement (3)
(2)	Amended Operating Expense Agreement (6)
(vi)	Prospect Servicing Agreement (3)
(i)	Opinion and Consent of Counsel - filed herewith.
(j)	Consent of Independent Public Accountants (6)
(k)	Omitted Financial Statements — Not applicable.
(l)	Agreement Relating to Initial Capital (2)
(m)	Rule 12b-1 Plan
(i) Rule 12b-1 Plan (5)
(ii) Amended Rule 12b-1 Plan - filed herewith.
(n)	Rule 18f-3 Plan
(i) Rule 18f-3 Plan (5)
(ii) Amended Rule 18f-3 Plan (6)

(o)	Reserved.
(p)	Code of Ethics
(i) Code of Ethics for Registrant (2)
(ii) Code of Ethics for Adviser (2)
__________________
(1) Incorporated by reference to Registrant’s Initial Registration Statement on Form N-1A (Registrant’s File Nos. 333-91856 and 811-21141) filed with the Securities and Exchange Commission on July 2, 2002.
(2) Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-91856 and 811-21141) filed with the Securities and Exchange Commission on August 20, 2002.
(3) Incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-91856 and 811-21141) filed with the Securities and Exchange Commission on September 10, 2002.
(4) Incorporated by reference to Registrant’s Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-91856 and 811-21141) filed with the Securities and Exchange Commission on September 11, 2002.
(5) Incorporated by reference to Registrant’s Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-91856 and 811-21141) filed with the Securities and Exchange Commission on December 24, 2002.
(6) Incorporated by reference to Registrant’s Post-Effective Amendment No 6 to Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-91856 and 811-21141) filed with the Securities and Exchange Commission on August 26, 2005.

Item 24. Persons Controlled by or Under Common Control with Registrant.

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 25. Indemnification.

Reference is made to Article X of the Registrant’s Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 26. Business and Other Connections of the Investment Adviser.

Harris Bretall Sullivan & Smith, LLC, through its autonomous operating division, MDT Advisers (the “Adviser”), serves as the investment adviser for the Registrant and is located at 125 CambridgePark Drive, Cambridge, Massachusetts 02140. The business and other connections of Harris Bretall Sullivan & Smith, LLC are set forth in the Uniform Application for Investment Adviser Registration (Form ADV) of Harris Bretall Sullivan & Smith, LLC on file with the Securities and Exchange Commission (“SEC”) and dated May 27, 2005. The Adviser’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

Item 27. Principal Underwriter.

(a) Quasar Distributors, LLC, the Registrant’s principal underwriter, acts as principal underwriter for the following investment companies:

Advisors Series Trust	Jacob Internet Fund Inc.
AIP Alternative Strategies Funds	The Jensen Portfolio, Inc.
Allied Asset Advisors Funds	Julius Baer Investment Funds
Alpine Equity Trust	The Kensington Funds
Alpine Income Trust	Kirr, Marbach Partners Funds, Inc.
Alpine Series Trust	LKCM Funds
Brandes Investment Trust	Masters’ Select Funds
Brandywine Blue Fund, Inc.	Matrix Advisors Value Fund, Inc.
Brazos Mutual Funds	Monetta Fund, Inc.
Bridges Investment Fund, Inc.	Monetta Trust
Buffalo Funds	The MP 63 Fund, Inc.
Buffalo Balanced Fund, Inc.	MUTUALS.com
Buffalo High Yield Fund, Inc.	Nicholas Equity Income Fund, Inc.
Buffalo Large Cap Fund, Inc.	Nicholas Family of Funds, Inc.
Buffalo Small Cap Fund, Inc.	Nicholas Fund, Inc.
Buffalo USA Global Fund, Inc.	Nicholas High Income Fund, Inc.
Country Mutual Funds Trust	Nicholas II, Inc.
Cullen Funds Trust	Nicholas Limited Edition, Inc.
Everest Funds	Nicholas Money Market Fund, Inc.
FFTW Funds, Inc.	NorCap Funds
First American Funds, Inc.	Optimum Q Funds
First American Investment Funds, Inc.	Permanent Portfolio Funds
First American Strategy Funds, Inc.	PRIMECAP Odyssey Funds
Fort Pitt Capital Funds	Professionally Managed Portfolios
The Glenmede Fund, Inc.	Prudent Bear Funds, Inc.
The Glenmede Portfolios	The Purisima Funds
Guinness Atkinson Funds	Rainier Investment Management Mutual Funds
Harding, Loevner Funds, Inc.	Summit Mutual Funds, Inc.
The Hennessy Funds, Inc.	Thompson Plumb Funds, Inc.
Hennessy Mutual Funds, Inc.	TIFF Investment Program, Inc.
Hotchkis and Wiley Funds	Trust For Professional Managers
Intrepid Capital Management Funds Trust	Wexford Trust

(b) To the best of Registrant’s knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
James R. Schoenike	President, Board Member	None
Donna J. Berth	Treasurer	None
Joe Redwine	Board Member	None
Bob Kern	Board Member	None
Eric W. Falkeis	Board Member	None
Teresa Cowan	Assistant Secretary	None
The address of each of the foregoing is 615 East Michigan Street, Milwaukee, Wisconsin, 53202.

(c) The following table sets forth the commissions and other compensation received, directly or indirectly, from the Funds during the last fiscal year by the principal underwriter who is not an affiliated person of the Funds.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commission	(3) Compensation on Redemption and Repurchases	(4) Brokerage Commissions	(5) Other Compensation
Quasar Distributors, LLC	None	None	None	None

Item 28. Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained in the following locations:

Records Relating to:	Are located at:
Registrant’s Fund Administrator, Fund Accountant, and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202
Registrant’s Investment Adviser	MDT Advisers, Inc. 125 CambridgePark Drive Cambridge, MA 02140
Registrant’s Custodian	U.S. Bank, N.A. 425 Walnut Street Cincinnati, OH 54202
Registrant’s Distributor	Quasar Distributors, LLC 615 East Michigan Street Milwaukee, WI 53202

Item 29. Management Services Not Discussed in Parts A and B.

Not applicable.

Item 30. Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement on Form N-1A to be signed below on its behalf by the undersigned, duly authorized, in the City of Cambridge and the State of Massachusetts on the 16th day of September, 2005.

MDT FUNDS

By: /s/ R. Schorr Berman
R. Schorr Berman
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below on September 16, 2005 by the following persons in the capacities indicated.

Signature	Title
/s/ R. Schorr Berman R. Schorr Berman	President and Trustee
Albert Elfner* Albert Elfner	Independent Trustee and Chairman of the Board
C. Roderick O’Neil* C. Roderick O’Neil	Independent Trustee
Harland Riker* Harland Riker	Independent Trustee
Jean E. de Valpine* Jean E. de Valpine	Independent Trustee
John C. Duane* John C. Duane	Treasurer and Chief Compliance Officer

* By: /s/ R. Schorr Berman
R. Schorr Berman
Attorney-in-Fact pursuant to the Power of Attorney filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-91856 and 811-21141) filed with the Securities and Exchange Commission on August 20, 2002 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Exhibit No.
Opinion and Consent of Counsel	EX-99.i
Amended Rule 12b-1 Plan	EX-99.m.ii